Filed by IAC/InterActiveCorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Angie’s List, Inc.

(Commission File No. 001-35339)

(S-4 File No.: 333-219064)

Date: August 2, 2017

IAC Q2 2017 Shareholder Letter

August 2, 2017

Dear Shareholders,

Since publishing the first of these quarterly letters a little more than a year ago, our stock has more than doubled, a return nearly 6x that of the S&P 500 over the same period.  That’s a convenient starting point, because we published that first letter near a 3-year low for our stock.  But it is also relevant because that letter, as I embarked on my first full year as CEO, was an inaugural attempt to help shift the IAC dialogue away from immediate quarterly results and to instead focus on how we prioritize opportunities with our capital.  At the time, we lamented the implied $800 million market valuation for all of IAC’s assets excluding our publicly traded stake in Match Group and our net cash, and noted how that valuation anomaly had led us to purchase another 6% of our outstanding shares.  The $365 million of shares we repurchased at that time and over the subsequent five quarters has since more than doubled in value — a nice investment so far.  Looking further back, since IAC’s inception in 1995 a dollar invested with us has compounded annually at 14%, 2.6x the S&P.

Yet here we are, having meaningfully advanced over the last five quarters, with the market once again indicating that all of the non-cash and non-publicly traded assets at IAC are worth considerably less than nothing — the current math implies a negative enterprise value of over $800 million.   To arrive at that figure, we assume that the current public trading price of our shares in Match (NASD: MTCH) and the implied public trading price of the soon-to-be ANGI Homeservices (based on the current public trading price of Angie’s List (NASD: ANGI)) are accurate, and each $1 of cash we have in the bank is indeed worth $1, minus the debt we owe.  The calculation of value based on those inputs is then fairly simple.  We own 213 million shares of MTCH which as of yesterday trade for $18 each, and once the combination of HomeAdvisor with Angie’s List is complete (which we expect to occur early in the fourth quarter), we will also own an estimated 413 million shares of ANGI Homeservices, the implied trading price of which, as of yesterday, was $12 each.  If you add the $1 billion cash on our balance sheet and subtract $400 million of debt, the total implied value would be $9.4 billion.  Dividing that figure by our 83 million fully diluted shares outstanding would indicate a share price of $114 per share, before including any value for everything else in IAC.  And yet, as of yesterday, an IAC share can be purchased in the market for $104 per share, and not only would a shareholder get the $114 of value outlined above, but also the rest of the assets within IAC as a bonus.

The table below lays out the math above more clearly:

MTCH Shares held by IAC (millions)	213
x MTCH Share Price	$18.24
Value of IAC Stake in MTCH	$3.9	Billion

Pro Forma ANGI Homeservices Shares held by IAC (millions)	413
x ANGI Share Price	$11.88
Value of Pro Forma IAC Stake in ANGI Homeservices	$4.9	Billion

IAC Cash (excluding MTCH cash)	$1.0	Billion
Less: IAC Debt (excluding MTCH debt)	$(0.4	) Billion
Net Cash	$0.6	Billion

Total Value	$9.4	Billion
÷ Fully Diluted IAC Shares Outstanding	83
Implied Value per Share (excluding other assets)	$114.42

To put this in context, if a bandit walked into our offices and said, “Give me $300 million dollars and every business in IAC besides your stake in MTCH and ANGI Homeservices, or I’ll shoot,” we’d actually be wise to accept his proposal, and not just to save our lives.  Why?  Because if you believe the market’s view that these assets are not just worthless, but are actually depressing the overall value of IAC, by giving them away for nothing we’d unlock in excess of half a billion dollars in value even if we didn’t receive so much as a nickel for the assets themselves.  And yet, the bandit would walk away with Vimeo (with 828,000 paying subscribers and revenue accelerating), our Publishing business (which cumulatively ranks as a top ten publisher on the web — profitable and growing), our Applications business (which will generate in excess of $100 million in operating cash flow this year), and everything else, plus $300 million in cash to fund corporate overhead for years.  It’s an absurd outcome given that these businesses are clearly neither worthless nor even a cash drain — they are in aggregate profitable and growing, but such is the message from the market right now.

Performance

In the last two years, we have elevated 5 new CEOs from within, sold 4 businesses, restructured Publishing, accelerated HomeAdvisor’s domestic organic growth, planted the seeds for HomeAdvisor international, announced the combination with Angie’s List, repurchased 8.5% of our company, reduced leverage and cost of capital, and taken costs out across the portfolio.  Most importantly, I believe most of our businesses continue to take share in their respective markets and our leadership bench talent runs deep and well prepared.  With what will soon be three public currencies, $1 billion of cash, and our businesses on growth trajectories, we are operating from a position of strength.

Our performance this quarter highlights the momentum of our category leaders — HomeAdvisor revenue growth accelerated, driven by domestic revenue growth of 38% (its 9th straight quarter over 35% growth), Match Group revenue grew 14% (adjusting for FX losses), and Vimeo subscribers grew 15% year-over-year while gross bookings, a leading indicator for future revenues, grew 20%.  The quarter also demonstrated resiliency and even pockets of growth in our other assets — Applications had more than $30 million of quarterly Adjusted EBITDA for the 4th straight quarter and Publishing posted its 2nd consecutive profitable quarter, with Premium Brands growing, driven by the turnaround at Dotdash (up 10%) and Investopedia (up 23%).

Vimeo

We recently named Anjali Sud, an exceptionally talented executive who previously ran Vimeo’s core SaaS business for creators, as Vimeo’s new CEO.  Under her leadership, the SaaS business posted accelerating subscriber growth for three consecutive quarters, and Anjali shone through as a talented architect and driver of our strategy and success.  Given the evolution of our strategy to focus on the SaaS business, she was not only the logical choice but the best choice.

We made a big strategy shift when we announced our decision not to pursue the previously announced Subscription Video on Demand (SVOD) service.  As we debated our content investments and refined our programming strategy, we kept coming back to the following: our Creator Platform growth is accelerating, up 15% year-over-year to 828,000 subscribers paying on average over $100 annually (and increasing), unit economics are improving, our subscriber satisfaction scores are through the roof, the average subscriber stays on the platform for 4.5 years (and growing), gross margins are approaching 60% with room to run and the market opportunity is significant, with a natural tailwind as video becomes a critical tool to individuals and businesses of all sizes.  We estimate that the total addressable market just for creator services is approaching $10 billion, and growing as technology continues to democratize the creation and distribution of video.  We see big opportunities in ancillary markets for editing solutions, marketing and monetization tools, and new formats like live and VR, and we now have over 350 customers using our SaaS solution to power their own subscription video channels for their own subscriber bases.  So with a market big enough, and momentum strong enough, we want all our talent singularly focused on this overflowing product roadmap with resources, clarity, and speed.

Meanwhile, the price of entry for an SVOD service continued to rise with original programming costs skyrocketing.  We have some competitive advantages at Vimeo, but as we got deeper into the execution and saw what the SVOD opportunity would require, and the compromises we would need to make in our mission to empower creators, the strategy started to look more and more like our competitors, and less and less like Vimeo.  Of course, we will continue to promote creators’ content to the 240 million viewers on Vimeo’s video player every month, and with a SaaS-driven strategy we will be feeding the flywheel by attracting more creators who in turn bring in more viewers to our platform.  We just won’t launch a proprietary SVOD service right now.  While mining for gold was attractive, we just got more excited about providing the picks and shovels for others.

This new strategy will be less capital intensive, with a positive short term impact on our financial performance as Vimeo will lose less money than originally planned.  But we will not be shy about augmenting our product portfolio and capabilities through organic investment and M&A, similar to how we have built other successful category leaders.

HomeAdvisor

We are on pace to close the Angie’s List acquisition and create our next public company, called ANGI Homeservices, in Q4.  With the required antitrust approvals now in hand, our team is hard at work validating our synergy assumptions and eager to execute our operating plan.  Our work to date suggests everything remains on plan, and the continued strength of Angie’s List’s 15 million monthly users, up over 10% year-over-year, affirms one of the core tenets of the acquisition rationale.

HomeAdvisor posted another terrific quarter, with consolidated revenue growing 39% year on year and, despite international losses and heavy investment in our future growth, double digit Adjusted EBITDA margins, excluding deal costs.  Product, sales, marketing and operations are all working quite well and we’re continuing to increase investment in each of them while still expecting to land within our forecasted Adjusted EBITDA range for the year.  As expected, margins next quarter will be up significantly, benefitting from investments this past quarter, but we’re still years away from optimizing for margin.

We fielded a record 5.2 million service requests and added another 8,000 net service professionals (“SPs”) in the quarter (seasonally, our slowest given the high employment of SPs in the summer).  We also rolled out Same Day Service in beta in our top 30 markets nationwide in two categories and we’re seeing great results wherever we have the depth in supply.

Publishing

In May, we completed the transition from a singular About.com to six distinct vertical brands under the newly formed Dotdash.  With substantially all of our traffic now in six verticals, the results are encouraging.  Traffic across the verticals in the second quarter was up over 40% year-over-year, and revenue at Dotdash grew 10% year-over-year, the first quarter of year-over-year revenue growth since our acquisition of About.com in 2012 (excluding the About.com performance marketing business which is now included in the “Ask & Other” category with our other marketing-driven legacy brands).  Revenue growth should continue to accelerate for the rest of the year culminating in profitability at Dotdash as monetization catches up with traffic growth.  Publishing overall has now returned to profitability on the back of nearly 10% revenue growth in Q2 at Premium Brands, which has been recast to exclude all performance based marketing on legacy brands, and a significantly reduced cost structure.  The Publishing business over the last 4 quarters has progressed from a costly option, to a free option, to an in-the-money option for IAC.  We’re now comfortable believing this area has real potential again.

Applications

This quarter marks the first full year-over-year comparison of our Applications business since we began operating under a revised set of policy terms and economics with Google.  It’s always been the case that this business enjoys the blessings that come from scaling on major search and advertising platforms, along with the bumps as those platforms evolve.  It’s a testament to the talent of the team and the underlying evergreen consumer demand for these apps that the business returned to year-on-year growth as soon as we lapped the quarters covered by the previous agreement.

Over the years, many people presumed that IAC Applications would fade substantially or become a financial drain, but Tim Allen, Eric Esterlis, and the team they’ve led since 2013 at our Applications business were never among them.  Over the course of the last twelve months the business has consistently exceeded our stated $30 million quarterly Adjusted EBITDA expectations, and with prudent cost management is running steadily at margins in excess of 20% while continuing to diversify.  Fifteen percent of revenue is now being generated outside our Google agreement, up from 5% in 2015.  There’s always the possibility of continued volatility, but the growing diversity helps ameliorate the risk, and given the strength of the quarter and expected continued stability, we increased our forecasted operating cash flow expectations for the year.

The Match Group

As you saw in yesterday’s announcement, Greg Blatt is passing the Match Group torch to Mandy Ginsberg, a 10-year veteran of the business, and one of Greg’s key lieutenants since the very beginning.  An internal leadership transition is what we hope for in every business, and Mandy is a shining example.  She knows this business inside and out, and has been going to bed and waking up thinking about the Match customers and employees for a decade.  She’s going to be fantastic.  Meanwhile, Match Group didn’t miss a beat and posted another strong quarter with revenue growth of 12%, impressive margins and terrific free cash flow.  Their product pipeline is rich as they look to aggressively drive penetration in a huge category.  On a personal note, I’m going to miss dealing with Greg regularly.  He’s one of the sharpest people I’ve ever known.  I expect he’ll still be the loudest voice in any room he ever enters, and whenever he’s within a square block, I expect we’ll all be able to hear him.  Fortunately, we’ll continue to benefit from his input as Vice Chairman of Match Group and hearing his voice as a Director.

Looking Forward

After completion of the combination of HomeAdvisor and Angie’s List into the new ANGI Homeservices, we will own greater than 80% of two undisputed leaders in some of the largest categories in the Internet — each with significant running room in areas continuing to benefit from off-line to on-line conversion.  With scale, these businesses are able to redefine the user experience, remove friction, drive product innovation and deliver enduring value to market participants.  When we evaluate businesses, we look to see if scale improves the product, not just the price.  In other words, the 10,000th customer on the platform improves the product for the 1,000th customer.  That’s the playbook.  HomeAdvisor, Match Group and Vimeo all enjoy those dynamics and have driven extraordinary returns.  So we’ll continue to look for similar new opportunities — early acquisitions augmented by capital, leadership, strong execution by talented incentivized management teams and follow-on M&A.  More to come…

Full Year 2017 Outlook

Please find below our updated full year 2017 outlook.  We confront investment choices every day, and as stewards of your capital, will deviate from guidance when we have an attractive opportunity that drives long-term value at the expense of short-term results.  And of course, sometimes we’ll simply be wrong about the future.  Amply warned, here’s our current outlook for the year:

FY 2017
(in millions)	Guidance

Adjusted EBITDA

Match Group	$450-$470
HomeAdvisor (a)	75-95
Video	(35-30)
Applications	125-135
Publishing	5-15
Other	(2)
Corporate	(60)

Total IAC Adjusted EBITDA	$558-$623

Stock-based compensation expense (a)	(135-125)
Depreciation	(80-70)
Amortization of Intangibles	(30-20)
Acquisition-related fair value adjustments	(5-0)

Operating income	$308 - $408

(a) Excludes potential costs related to the proposed Angie’s List transaction.

•                  Match Group - $322 to $332 million revenue and $110 to $115 million Adjusted EBITDA in Q3 2017.  2017 full year guidance unchanged.

•                  HomeAdvisor - For Q3 and the full year, we expect revenue growth in the high 30% range.  Q3 Adjusted EBITDA margins could reach the mid-teens range depending on marketing and international investment during the quarter.  This excludes potential one-time costs related to the proposed Angie’s List transaction.

•                  Video - We expect Video revenue to grow in the mid 20% range in Q3, including revenue from an IAC Films project, with low to mid-teens growth for the full year.  We expect Q3 Adjusted EBITDA losses in the mid-single digit range.

•                  Applications - We expect revenue in the $140 to $150 million range per quarter and Adjusted EBITDA at about $30 million per quarter, give or take a little, for the foreseeable future.

•                  Publishing — For Q3, we expect revenue to grow a bit from Q2 levels and positive Adjusted EBITDA to continue in Q3.

Appendix

Webcast and Conference Call Details

IAC will audiocast a conference call to answer questions regarding the Company’s 2nd quarter financial results on Thursday, August 3, 2017 at 8:30 a.m. Eastern Time.  The live audiocast will be open to the public at www.iac.com/Investors.  This letter will not be read on the call.

Non-GAAP Financial Measures

This letter contains references to Adjusted EBITDA, a non-GAAP measure.  This letter also contains references to revenue excluding foreign exchange effects, also a non-GAAP measure.  These non-GAAP financial measures should be considered in conjunction with, but not as a substitute for, financial information presented in accordance with GAAP.  The reconciliation for Q2 2017 Match Group GAAP financial measure to non-GAAP measure is below:

	Three Months Ended June 30,
(Dollars in thousands)	2017	Change	% Change	2016
Revenue, as reported	$309,572	$34,263	12%	$275,309
Foreign exchange effects	5,028
Revenue Excluding Foreign Exchange Effects	$314,600	$39,291	14%	$275,309

Please refer to our 2nd quarter 2017 press release and the investor relations section of our website for all comparable GAAP measures and full reconciliations for all material non-GAAP measures.  Please refer to Match Group’s Q1 and Q2 2017 Investor Presentations for full year and Q3 2017 reconciliations, respectively, for non-GAAP measures.

Cautionary Statement Regarding Forward-Looking Information

This letter and our conference call, which will be held at 8:30 a.m. Eastern Time on August 3, 2017, may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  The use of words such as “anticipates,” “estimates,” “expects,” “plans” and “believes,” among others, generally identify forward-looking statements.  These forward-looking statements include, among others, statements relating to: IAC’s and ANGI Homeservices Inc.’s future financial performance, business prospects, strategy and anticipated trends in the industries in which they do or will operate and other similar matters.  These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons; including, among others:  changes in senior management at IAC and/or its businesses, changes in our relationship with, or policies implemented by,

Google, adverse changes in economic conditions, either generally or in any of the markets in which IAC’s businesses operate, adverse trends in any of the industries in which IAC’s businesses operate (primarily the online advertising, general advertising and dating industries), our dependence on third parties to drive traffic to our various websites and distribute our products and services in a cost-effective manner, our ability to attract and convert visitors to our various websites into users and customers, our ability to offer new or alternative products and services in a cost-effective manner and consumer acceptance of these products and services, our ability to build, maintain and/or enhance our various brands, our ability to develop and monetize mobile versions of our various products and services, foreign currency exchange rate fluctuations, changes in industry standards and technology, the integrity and scalability or our systems and infrastructure (and those of third parties), our ability to protect our systems from cyberattacks, operational and financial risks relating to acquisitions, our ability to expand successfully into international markets and regulatory changes, and the occurrence of any event, change or other circumstance (including failure to satisfy the conditions to closing of the transaction) that could result in the termination of the Agreement and Plan of Merger, by and among Angie’s List, Inc. (“Angie’s List”), IAC, ANGI Homeservices Inc. (“ANGI Homeservices”) and Casa Merger Sub, dated as of May 1, 2017 (the “Merger Agreement”). Certain of these and other risks and uncertainties are discussed in IAC’s filings with the Securities and Exchange Commission. Other unknown or unpredictable factors that could also adversely affect IAC’s business, financial condition and results of operations may arise from time to time. In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements; which only reflect the views of IAC management as of the date of this letter. IAC does not undertake to update these forward-looking statements.

Important Additional Information

Investors and security holders are urged to carefully review and consider each of IAC’s and Angie’s List’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to, if applicable, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by IAC with the SEC may be obtained free of charge at IAC’s website at http://www.iac.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from IAC by requesting them in writing to IAC Investor Relations, 555 West 18th Street, New York, NY 10011, or by telephone at 1-212-314-7400.

The documents filed by Angie’s List with the SEC may be obtained free of charge at Angie’s List’s website at http://www.angieslist.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Angie’s List by requesting them in writing to Investor Relations, Angie’s List, Inc., 1030 East Washington Street, Indianapolis, Indiana 46202, or by telephone at 1-888-888-5478.

In connection with the proposed acquisition of Angie’s List by ANGI Homeservices, ANGI Homeservices filed a registration statement on Form S-4 with the SEC on June 30, 2017 (File No. 333-219064), which includes a draft proxy statement of Angie’s List and a draft prospectus of ANGI Homeservices.  These materials are not yet final and may be further amended.  Before making any voting or investment decision, investors and security holders of Angie’s List are urged to carefully read the entire registration statement and proxy statement/prospectus, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive proxy statement/prospectus will be sent to the stockholders of Angie’s List seeking the required stockholder approval.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from IAC or Angie’s List as described in the paragraphs above.

Participants in the Solicitation

IAC, ANGI Homeservices, Angie’s List and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Angie’s List stockholders in connection with the proposed transactions.  Information about the directors and executive officers of IAC is set forth in the definitive proxy statement for IAC’s 2017 annual meeting of stockholders, as previously filed with the SEC on May 1, 2017.  Information about the directors and executive officers of Angie’s List and their ownership of Angie’s List common stock is set forth in the definitive proxy statement for Angie’s List’s 2017 annual meeting of stockholders, as previously filed with the SEC on April 28, 2017.  Angie’s List stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus.  Free copies of these documents may be obtained as described in the paragraphs above.